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                               April 11, 2023

       George Holm
       Chairman and Chief Executive Officer
       Performance Food Group Co
       12500 West Creek Parkway
       Richmond, VA 23238

                                                        Re: Performance Food
Group Co
                                                            Form 10-K for
Fiscal Year Ended July 2, 2022
                                                            Filed August 19,
2022
                                                            File No. 001-37578

       Dear George Holm:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for Fiscal Year Ended July 2, 2022

       Consolidated Financial Statements
       Consolidated Statements of Cash Flows, page 50

   1. Please tell us if the bank accounts that have outstanding checks in excess of deposits are linked to a bank
overdraft credit facility or have a similar arrangement in place. If so, also tell us:
                                                            whether the bank
can turn checks presented for payment in excess of deposits into legal liabilities
without further action by you and
                                                            why outstanding
checks in excess of deposits are not presented as debt on your balance sheet with
changes between periods classified as financing activities in the statement of cash
flows. Refer to ASC 230-10-45-14.
 George Holm
Performance Food Group Co
April 11, 2023
Page 2
Supplemental Disclosures of Non-cash Transactions, page 51

2. Please tell us and disclose in your Forms 10-K and 10-Q the amounts of non-cash property, plant and equipment additions in each period presented (e.g., amounts accrued for capital expenditures that should be excluded from investing cash outflows in the current period so that cash flows reflect only payments that have occurred). Please also confirm that these non-cash property, plant and equipment additions were not reflected in the purchases of property, plant and equipment line item of your statements of cash flows until the later period that the cash payment was made. Refer to ASC 230-10-45-13 and
         ASC 230-10-50-3 through 50-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769, if
you have any questions.



FirstName LastNameGeorge Holm                                Sincerely,
Comapany NamePerformance Food Group Co
                                                             Division of
Corporation Finance
April 11, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName